Richard L. Bready, Chairman and CEO
Edward J. Cooney, Vice President and Treasurer
(401) 751-1600

IMMEDIATE

NORTEK REPORTS 2nd-QUARTER
INCREASED SALES AND EARNINGS

PROVIDENCE, RI, August 17, 2010—**Nortek, Inc.** ("**Nortek**") (OTC QB: NTKS), a leading diversified global manufacturer of innovative, branded residential and commercial ventilation, HVAC and home technology convenience and security products, today announced second-quarter financial results. **Nortek** reported sales of $509 million and operating earnings of $27.1 million for the quarter ended July 3, 2010.

Key financial highlights for the second quarter of 2010 included:

- Net sales increased 4.3 percent to $509 million compared to the $488 million recorded in the second quarter of 2009.

- Operating earnings of $27.1 million compared to an operating loss of $215.7 million in the second quarter of 2009 (including the impact of an estimated $250 million non-cash goodwill impairment charge).

- Depreciation and amortization expense of $22.8 million (the increase is substantially all related to fresh-start accounting) compared to $16.1 million in last year's second quarter.

- m o r e -

As of July 3, 2010, **Nortek** had approximately $41 million in unrestricted cash, cash equivalents and marketable securities and had $45 million of borrowings outstanding under its revolving credit facility. Subsequent to July 3, 2010, **Nortek** has voluntarily paid down its revolving credit facility by an additional $25 million.

Key financial highlights for the first half of 2010 included:

- Net sales of $940 million compared to the $927 million recorded in the first half of 2009.

- Operating earnings of $31.3 million compared to an operating loss of $201.1 million (including the impact of an estimated $250 million non-cash goodwill impairment charge) in the first half of 2009.

- Depreciation and amortization expense of $53.5 million (the increase is substantially all related to fresh-start accounting) compared to $31.6 million in the first six months of 2009.

Richard L. Bready, Chairman and Chief Executive Officer, said, "Given the challenging economic climate, we were pleased with **Nortek's** second-quarter results. In particular, sales of products geared toward the residential new construction, remodeling and replacement markets drove increased revenue for the quarter. **Nortek's** solid financial performance for the period also reflects the Company's dedicated focus on working capital and cost-reduction initiatives."

Looking at the next two quarters, Mr. Bready said that, "Although there are some recent positive signs in new home sales, we expect the residential housing markets will be somewhat weaker in the second half of 2010 due to expirations of tax initiatives, the impact of continued high unemployment levels, low consumer confidence and continued high levels of foreclosures. Conditions in the commercial construction market are beginning to show signs of life and banks appear to be more willing to make financing available. For the first time in more than a year, our commercial backlog in June was larger than the prior year, which, in our view, is another positive sign of an improved business climate. However, there will be no significant impact on **Nortek's** business until 2011."

Nortek's shares of common stock have begun trading on the OTC QB exchange under the symbol "NTKS."

The trading of **Nortek's** common stock follows the filing on April 15, 2010 of a Form 10 Registration Statement with the Securities and Exchange Commission. Subsequent to its Form 10 submission, the Company filed a formal application to ultimately list its common stock on the New York Stock Exchange ("NYSE"). **Nortek** plans to transition the trading of its common stock from the OTC QB exchange to the NYSE during the second half of 2010.

Nortek* is a leading diversified global manufacturer of innovative, branded residential and commercial ventilation, HVAC and home technology convenience and security products. **Nortek** offers a broad array of products, including: range

hoods, bath fans, indoor air quality systems, medicine cabinets and central vacuums, heating and air conditioning systems, and home technology offerings, including audio, video, access control, security and other products.

***As used herein, the term "Nortek" refers to Nortek, Inc., together with its subsidiaries, unless the context indicates otherwise. This term is used for convenience only and is not intended as a precise description of any of the separate corporations, each of which manages its own affairs.**

This press release contains forward-looking statements. These statements are based on Nortek's current plans and expectations and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors impacting such forward-looking statements include the availability and cost of certain raw materials (including, among others, steel, copper, packaging materials, plastics, resins, glass, wood and aluminum) and purchased components, freight costs, the level of domestic and foreign construction and remodeling activity affecting residential and commercial markets, interest rates, employment levels, inflation, foreign currency fluctuations, consumer spending levels, exposure to foreign economies, the rate of sales growth, prices, product and warranty liability claims and the ability to meet the listing requirements of the New York Stock Exchange. Nortek undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, please refer to the reports and filings of Nortek with the Securities and Exchange Commission, including the Form 10 and the Quarterly Report on Form 10-Q for the quarter ended July 3, 2010.

# # #

NORTEK, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS (A)

	For the second quarter ended		For the first six months ended	
	July 3, 2010 (Successor)	July 4, 2009 (Predecessor)	July 3, 2010 (Successor)	July 4, 2009 (Predecessor)
	(Dollar amounts in millions, except shares and per share data)			
Net Sales	$ 509.0	$ 487.8	$ 939.9	$ 926.8
Costs and Expenses:				
Cost of products sold	370.2	351.7	690.1	669.2
Selling, general and administrative expense, net	101.6	95.8	197.9	196.8
Goodwill impairment charge	-	250.0	-	250.0
Amortization of intangible assets	10.1	6.0	20.6	11.9
	481.9	703.5	908.6	1,127.9
Operating earnings (loss)	27.1	(215.7)	31.3	(201.1)
Interest expense	(23.4)	(37.7)	(47.0)	(76.0)
Investment income	-	0.1	-	0.2
Earnings (loss) before provision (benefit) for income taxes	3.7	(253.3)	(15.7)	(276.9)
Provision (benefit) for income taxes	3.4	(7.9)	(2.6)	1.2
Net earnings (loss)	$ 0.3	$ (245.4)	$ (13.1)	$ (278.1)
Basic earnings (loss) per share	$ 0.02	$ (81,800.00)	$ (0.87)	$ (92,700.00)
Diluted earnings (loss) per share	$ 0.02	$ (81,800.00)	$ (0.87)	$ (92,700.00)
Weighted Average Common Shares:				
Basic	15,000,000	3,000	15,000,000	3,000
Diluted	15,280,631	3,000	15,000,000	3,000

The accompanying notes are an integral part of this unaudited condensed consolidated summary of operations.

(A) Nortek, Inc. ("Nortek") and all of its wholly-owned subsidiaries, collectively the "Company", is a diversified manufacturer of innovative, branded residential and commercial building products, operating within four reporting segments. Through these segments, the Company manufactures and sells, primarily in the United States, Canada and Europe, a wide variety of products for the professional remodeling and replacement markets, the residential and commercial construction markets, the manufactured housing market and the do-it-yourself market.

The Company operates on a calendar year and for its interim periods operates on a 4-4-5 fiscal calendar, where each fiscal quarter is comprised of two 4-week periods and one 5-week period, with each week ending on a Saturday. The Company's fiscal year always begins on January 1 and ends on December 31. As a result, the Company's first and fourth quarters may have more or less days included than a traditional 4-4-5 fiscal calendar, which consists of 91 days. The second quarters ended July 3, 2010 ("second quarter of 2010") and July 4, 2009 ("second quarter of 2009") each include 91 days. The first six months ended July 3, 2010 ("first half of 2010") and July 4, 2009 ("first half of 2009") include 184 days and 185 days, respectively.

On December 17, 2009 (the "Effective Date"), the Company emerged from bankruptcy proceedings under Chapter 11 of the United States Bankruptcy Code ("Chapter 11"). In connection with its emergence from bankruptcy, the Company adopted fresh-start reporting pursuant to the provisions of Accounting Standards Codification ("ASC") 852, "Reorganization" ("ASC 852"). The Company selected December 19, 2009 as the fresh-start reporting date since it was the closest fiscal week-end to the Effective Date of December 17, 2009 and the effect of using December 19, 2009, instead of December 17, 2009, was not material to the Company's financial condition or results of operations for the periods presented. ASC 852 requires the implementation of fresh-start reporting if the reorganization value of the assets of the entity that emerges from Chapter 11 is less than the sum of the post-petition liabilities and allowed claims, and holders of voting shares immediately before confirmation of the plan of reorganization receive less than 50 percent of the voting shares of the emerging entity. Under fresh-start reporting, a new reporting entity is deemed to be created and the assets and liabilities of the entity are reflected at their fair values.

Accordingly, the condensed consolidated summary of operations for the Company subsequent to emergence from Chapter 11 is not comparable to the condensed consolidated summary of operations for the Company prior to emergence from Chapter 11. References to the "Successor" refer to the Company subsequent to the fresh-start reporting date and references to the "Predecessor" refer to the Company prior to the fresh-start reporting date.

In addition, ASC 852 requires that financial statements, for periods including and subsequent to a Chapter 11 bankruptcy filing, distinguish between transactions and events that are directly associated with the reorganization proceedings and transactions and events associated with the ongoing operations of the business, as well as additional disclosures. The "Company", when used in reference to the period subsequent to emergence from Chapter 11 bankruptcy proceedings, refers to the Successor, and when used in reference to periods prior to emergence from Chapter 11 bankruptcy proceedings, refers to the Predecessor.

The accompanying Successor and Predecessor unaudited condensed consolidated summary of operations reflects the accounts of Nortek and all of its wholly-owned subsidiaries after elimination of intercompany accounts and transactions, without audit and, in the opinion of management, reflect all adjustments of a normal recurring nature necessary for a fair statement of the interim periods presented. Operating results for the second quarter and first six months ended July 3, 2010 are not necessarily indicative of the results that may be expected for other interim periods or for the year ending December 31, 2010.

The Company has evaluated subsequent events for potential recognition or disclosure through the date the financial statements were issued, August 17, 2010. It is suggested that this unaudited condensed consolidated summary of operations be read in conjunction with the consolidated financial statements and the notes included in the Company's latest quarterly report on Form 10-Q, its amended registration statement on Form 10 dated May 24, 2010, and its current reports on Form 8-K as filed with the Securities and Exchange Commission.

(B) Consolidated Cash Flow ("CCF") represents net earnings (loss) before interest, income taxes, depreciation, amortization and the effects of the emergence from bankruptcy, including the effects of fresh-start accounting. The Adjusted Consolidated Cash Flow ("ACCF") is defined as the CCF further adjusted to exclude certain cash and non-cash, non-recurring items. CCF and ACCF are not defined terms under GAAP. Neither CCF nor ACCF should be considered an alternative to operating income or net earnings (loss) as a measure of operating results or an alternative to cash flow as a measure of liquidity. There are material limitations associated with making the adjustments to the Company's earnings to calculate CCF and ACCF and using these non-GAAP financial measures as compared to the most directly comparable GAAP financial measures. For instance, CCF and ACCF do not include:

- interest expense, and, because the Company has borrowed money in order to finance the Company's operations, interest expense is a necessary element of the Company's costs and ability to generate revenue;
- depreciation and amortization expense, and, because the Company uses capital assets, depreciation and amortization expense is a necessary element of the Company's costs and ability to generate revenue;
- income tax expense, and because the payment of taxes is part of the Company's operations, tax expense is a necessary element of the Company's costs and ability to operate; or
- certain cash and non-cash, non-recurring items, and, because such non-recurring items can, at times, affect the Company's operating results, the exclusion of such items is a material limitation.

The Company presents CCF and ACCF because it considers each to be an important supplemental measure of its performance and believes each is frequently used by its investors and other interested parties, as well as by its management, in the evaluation of companies in its industry, many of which present CCF when reporting their results. In addition, CCF and ACCF provide additional information used by the Company's management and Board of Directors to facilitate internal comparisons to historical operating performance of prior periods. Further, management believes that CCF and ACCF facilitate operating performance comparisons from period to period because each excludes potential differences caused by variations in capital structure (affecting interest expense), tax positions (such as the impact of changes in effective tax rates or net operating losses), the age and book depreciation of facilities and equipment (affecting depreciation expense) and the amortization of intangible assets (affecting amortization expense).

The Company believes that the inclusion of supplementary adjustments to CCF applied in presenting ACCF are appropriate to provide additional information to investors about the performance of the business, and the Company is required to reconcile net earnings (loss) to ACCF to demonstrate compliance with debt covenants. While the determination of appropriate adjustments in the calculation of ACCF is subject to interpretation under the terms of the 11% Notes, management believes the adjustments described below are in accordance with the covenants in the 11% Notes.

The following table reconciles net earnings (loss) to CCF and ACCF for the trailing four quarters ending July 3, 2010 and July 4, 2009:

	(1) Year Ended Dec. 31, 2009	(2) First Half of 2010	(3) First Half of 2009	Trailing Four Quarters Ending (1)+(2)-(3) (Successor) July 3, 2010	Trailing Four Quarters Ending (Predecessor) July 4, 2009
	(Dollar amounts in millions)				
Net earnings (loss)	$ 608.7	$ (13.1)	$ (278.1)	$ 873.7	$ (1,058.4)
Provision (benefit) for income taxes	83.6	(2.6)	1.2	79.8	25.6
Gain on Reorganization Items, net	(1,035.9)	-	-	(1,035.9)	-
Interest expense	139.2	47.0	76.0	110.2	152.0
Investment income	(0.2)	-	(0.2)	-	(0.6)
Depreciation and amortization expense	63.9	53.5	31.6	85.8	64.2
Consolidated Cash Flow	$ (140.7)	$ 84.8	$ (169.5)	$ 113.6	$ (817.2)
Pre-petition reorganization items (a)	22.5	-	0.9	21.6	0.9
Management fees (b)	1.0	-	1.0	-	2.0
Investment income	0.2	-	0.2	-	0.6
Non-recurring cash charges (c)	1.4	0.2	0.4	1.2	3.0
Other non-recurring items (d)	0.9	2.0	(3.6)	6.5	0.3
Non-cash impairment charges (e)	285.2	-	250.0	35.2	963.5
Share-based compensation expense	0.1	1.2	0.1	1.2	0.1
Net foreign exchange (gains) losses (f)	(0.7)	0.3	-	(0.4)	3.9
Restructuring (g)	4.6	1.1	2.3	3.4	10.3
Adjusted Consolidated Cash Flow	$ 174.5	$ 89.6	$ 81.8	$ 182.3	$ 167.4

(a) Relates to pre-petition advisory and other fees related to the reorganization of the Company's capital structure.

(b) Relates to the management agreement between Nortek and Nortek Holdings, Inc. and an affiliate of Thomas H. Lee Partners, L.P. providing for certain financial and strategic advisory and consultancy services which was cancelled as part of the Chapter 11 proceedings.

(c) Relates to miscellaneous non-recurring items and is limited by the covenants to $3.0 million for any trailing four quarter period.

(d) For the trailing four quarters ended July 3, 2010 includes (1) reserves of approximately $5.0 million related to one of the Company's subsidiaries in the HTP segment, (2) a reserve of approximately $1.6 million related to certain assets of the Company's foreign subsidiaries, (3) approximately $1.3 million of expense related to early lease termination charges, (4) a gain of approximately $0.7 million related to the Company's revised estimate of a loss contingency related to an indemnification of a lease guarantee and (5) gains on the favorable settlement of certain litigation proceedings of approximately $0.7 million.

For the trailing four quarters ended July 4, 2009 includes an estimated loss contingency on the Company's indemnification related to a lease guarantee of approximately $3.2 million, partially offset by a reduction in a social liability reserve related to one of the Company's foreign subsidiaries of approximately $1.9 million and gain of approximately $1.0 million related to the Company's revised estimate of a loss contingency related to a product liability matter.

(e) Includes non-cash goodwill impairment charges as well as non-cash write-downs of certain of the Company's foreign subsidiaries.

(f) Non-cash foreign exchange (gains) losses related to intercompany debt not indefinitely invested in the Company's subsidiaries.

(g) Includes severance charges associated with reduction in workforce initiatives and charges related to the closure of certain of the Company's facilities.